SILVERCREST METALS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders ("shareholders") of common shares ("Common Shares") of SilverCrest Metals  Inc. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at the Company's Head Office located at Suite 501, 570 Granville Street, Vancouver, British Columbia on Monday, June 15, 2020, at 11:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. The purposes are:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2019 and the report of the auditor on those statements;

2. to elect directors of the Company to hold office until the close of the next annual general meeting;

3. to appoint an auditor of the Company to serve until the close of the next annual general meeting; and

4. to transact such other business as may properly come before the Meeting or any adjournments thereof.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 11:00 a.m. (Vancouver time) on June 11, 2020, or, if the Meeting is adjourned, by 11:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company's proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an Intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101, the Company has elected to send the Notice and Access Notification in connection with the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive proxy-related materials from the Company. Intermediaries will frequently use service companies to forward proxy-related materials to the OBOs.  Generally, an OBO who has not waived the right to receive proxy-related materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b) more typically, be given a voting instruction form ("VIF") which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification).  Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Applicable proxy-related materials are being sent to both registered shareholders of the Company and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent the applicable proxy-related materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Notice and Access Notification and any proxy-related materials sent to NOBOs who have not waived the right to receive proxy-related materials are accompanied by a VIF, instead of a proxy form.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the common shares of the Company owned by the NOBO.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares of the Company which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder's behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder's nominee, the right to attend and vote at the Meeting.

Non-Registered Holders should return their voting instructions as specified in the VIF sent to them.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting common shares of the Company registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote common shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a) executed by the shareholder giving same or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b) delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare at telephone number 1-800-564-6253.  OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

Voting of Proxies

Common Shares represented by a shareholder's Proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company ("Board of Directors" or "Board") has fixed April 28, 2020, as the record date ("Record Date") for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 127,279,381 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. Under the Business Corporations Act (British Columbia) and the Company's Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The Board of Directors of the Company appointed PricewaterhouseCoopers LLP, Chartered Professional Accountants as successor auditor of the Company as of December 20, 2019 following the resignation of Davidson & Company LLP as of the same date.  The management-designated proxyholders named in the enclosed Proxy form intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders.

The Canadian Securities Administrators' National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") specifies certain reporting requirements that apply when there is a change in the auditor of a reporting issuer.  NI 51-102 requires the Company to prepare a Notice of Change of Auditor and obtain letters from the former and successor auditors and send copies of these documents to relevant securities regulators and to the shareholders of the Company.  Copies of these documents are attached to this Information Circular in Appendix A.

The Company is not aware of any reportable event (i.e. disagreement, consultation or unresolved issue) in connection with the change of auditor of the Company.

ELECTION OF DIRECTORS

The number of directors of the Company was last fixed by the shareholders at six. The persons named below are the six nominees of management for election as directors, all of whom are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director's successor is elected or appointed, unless the director's office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder's proxy form that the shareholder's shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by them; their principal occupation, business or employment; the period during which they each served as a director; and the number and value of Common Shares, stock options and cash settled deferred share units ("DSUs") of the Company that they each have advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

N. Eric Fier
British Columbia, Canada Director and Chief Executive Officer Non-independent Director Since: June 23, 2015 Age: 58

Chief Executive Officer of the Company; Executive Chairman and Chief Operating Officer of Goldsource Mines Inc., a mineral exploration company; and President of Maverick Mining Consultants Inc., a management consulting company.

	Board/Committee Membership	Attendance
	Board	9 of 9	100%
	Other Public Directorships
	Goldsource Mines Inc. (Exec. Chairman and Member of the Audit Committee)
	Number of Securities Held / Value of Securities Held
	Common Shares: 4,010,075 / $40,100,750 Stock Options: 1,600,000 / $11,592,250

Ross O. Glanville
British Columbia, Canada Director Independent Director Since: August 6, 2015 Age: 73

Professional Mining Engineer, MBA; and Corporate Director. Prior experience includes President of Giant Bay Resources and Clifton Star Resources, founder of Black Swan Gold Mines, and Vice-President of Wright Engineers Ltd.

	Board/Committee Membership	Attendance
	Board Member of Audit Committee. Member of Corporate Governance and Nominating Committee. Chair of Compensation Committee	9 of 9 2 of 2 3 of 3 7 of 7	100% 100% 100% 100%
Other Public Directorships
No other public companies
Number of Securities Held / Value of Securities Held
Common Shares: 215,859 / $2,158,590 Stock Options: 312,500 / $2,153,125 DSU: 5,000 / $50,000

Ani Markova
Ontario, Canada Director Independent Director Since: May 30, 2019 Age: 50	Chartered Financial Analyst, Master of Business Administration and Corporate Directors International; and Vice President and Portfolio Manager at AGF Investments from August 2003 to January 2019
	Board/Committee Membership	Attendance
	Board Member of Audit Committee. Member of Safety, Environmental and Social Sustainability Committee.	7 of 7 3 of 3 1 of 1	100% 100% 100%
Other Public Directorships
Golden Star Resources Ltd.
Number of Securities Held / Value of Securities Held
Common Shares: 9,400 / $94,000 Stock Options: 137,500 / $612,188 DSU: 5,000 / $50,000

Hannes P. Portmann
Ontario, Canada Director Independent Director Since: October 31, 2018 Age: 40

Chartered Professional Accountant; Chief Financial Officer of Marathon Gold Corporation since October 2019; Independent Consultant from June 2018 to September 2019; and previously held multiple executive positions with New Gold Inc. (mining company) from 2009 to May 2018, lastly serving as President and Chief Executive Officer.

	Board/Committee Membership	Attendance
	Board Member of Audit Committee. Member of Corporate Governance and Nominating Committee. Member of Compensation Committee. Chair of Safety, Environmental and Social Sustainability Committee.	9 of 9 5 of 5 3 of 3 7 of 7 1 of 1	100% 100% 100% 100% 100%
Other Public Directorships
No other public companies
Number of Securities Held / Value of Securities Held
Common Shares: 29,600 / $296,000 Stock Options: 175,000 / $979,625 DSU: 5,000 / $50,000

Graham C. Thody
British Columbia, Canada Director and Chairman Independent Director Since: August 6, 2015 Age: 69	Retired Chartered Professional Accountant; and Corporate Director.
	Board/Committee Membership	Attendance
	Board Chairman Chair of Audit Committee	9 of 9 5 of 5	100% 100%
Other Public Directorships
Goldsource Mines Inc. (Lead Director, Member of the Audit Committee and Corporate Governance and Compensation Committee) UEX Corporation (Chair of the Board of Directors)
Number of Securities Held / Value of Securities Held
Common Shares: 343,571 / $3,435,710 Stock Options: 450,000 / $3,134,000 DSU: 7,500 / $75,000

John H. Wright
British Columbia, Canada Director Independent Director Since: January 1, 2017 Age: 67	Professional Engineer; Member of Business Development Group of Capstone Mining Corp. since December 2006; and Corporate Director.
	Board/Committee Membership	Attendance
	Board Chair of Corporate Governance and Nominating Committee Member of Compensation Committee Member of Safety, Environmental and Social Sustainability Committee.	9 of 9 3 of 3 7 of 7 1 of 1	100% 100% 100% 100%
Other Public Directorships
Ero Copper Corp. (Member of the Audit Committee) Luminex Resources Corp. (Member of the Audit Committee)
Number of Securities Held / Value of Securities Held
Common Shares: 289,000 / $2,890,000 Stock Options: 312,500 / $2,128,125 DSU: 5,000 / $50,000

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on May 9, 2016, subject to shareholder approval which was obtained on June 22, 2016, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 19, 2020.  The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. ("Clifton") (now First Mining Finance Corp.) when the British Columbia Securities Commission ("BCSC") issued a cease trade order on July 22, 2011, in connection with Clifton's failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton's mineral resource estimates on its material properties. After changes in Clifton's management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX Venture Exchange (the "TSX-V") reinstated the trading of Clifton's stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Mr. Glanville was also a director of Starfield Resources Inc. ("Starfield"), a company which filed a notice of intention to make a proposal ("Notice of Intention") pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PricewaterhouseCoopers was appointed as the trustee ("Proposal Trustee") in Starfield's proposal proceedings. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List), the time for Starfield to file a proposal expired on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake project in early June 2013. In consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield is deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013, and PricewaterhouseCoopers became the trustee in bankruptcy of Starfield. Starfield also announced that all the directors of the Company and its subsidiaries had resigned effective as at the close of business on June 28, 2013.

Graham C. Thody was a director of SilverCrest Mines Inc. ("SilverCrest Mines") in December 2010 when SilverCrest Mines received notification of administrative proceedings from the United States Securities and Exchange Commission ("SEC"). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd. ("Strathclair"), a predecessor company to SilverCrest Mines which was under different management until SilverCrest Mines assumed control in 2003. The order alleged that Strathclair (subsequently SilverCrest Mines) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, SilverCrest Mines entered into a consent order with the SEC dated January 10, 2011 through which SilverCrest Mines agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of SilverCrest Mines. On May 31, 2011, SilverCrest Mines filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker-dealers in the United States were able to effect transactions in common shares of SilverCrest Mines in the United States. In connection with a plan of arrangement transaction among the Company, SilverCrest Mines and First Majestic Silver Corp. completed in October 2015, SilverCrest Mines ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Other than as disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix B to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Officer Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year ("CEO");

(b) an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year ("CFO");

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's financial year ended December 31, 2019, the Company had five NEOs as follows:

Name	Position
N. Eric Fier	Chief Executive Officer
Anne Yong	Chief Financial Officer
Christopher Ritchie	President
Pierre Beaudoin	Chief Operating Officer
S. Rosy Fier	VP, Exploration & Technical Services

Compensation Discussion and Analysis

Compensation Governance

The Company has established a Compensation Committee that is currently comprised of three members (Ross O. Glanville, Hannes P. Portmann and John H. Wright), all of whom are independent. Messrs. Glanville, Portmann and Wright have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices. Mr. Glanville previously served as a member of the compensation committee of three other publicly-traded companies.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices. The Compensation Committee's responsibilities, powers and operation are described in Appendix B - "Corporate Governance Disclosure".

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company's success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company's executive compensation program are as follows:

(a) to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b) to align executives' interests with those of the shareholders; and

(c) to reward demonstration of both leadership and performance.

In 2019, the Company through the Compensation Committee engaged the independent compensation and governance advisory firm, Global Governance Advisors ("GGA"), an independent compensation advisor with significant global executive and director compensation experience to evaluate and provide recommendations on formalizing the Company's executive and director compensation programs to be market-competitive among a defined "Peer Group" (as detailed below) and to review its prior information circular disclosures. This review included analysis of the Company's current Peer Group and evaluation of total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Company's short and long-term design practices relative to the competitive market. The Company's primary Peer Group is reviewed annually to generally ensure it remains aligned with the current size and scope of the Company's operations, and is based on companies that generally meet the following criteria:

  public company listed on any of the Toronto Stock Exchange ("TSX"), TSX-V or major U.S. stock exchange;
  generally of similar size - market capitalization between 0.25 to 2.0 times the size of the Company;
  generally of similar complexity - feasibility study level / advanced exploration stage; and
  primarily focused on precious metals projects in the Americas.

Given the high level of growth experienced by the Company from 2018 to 2019, this required an update of the Peer Group when compared to 2018. The graphic below highlights the changes made between 2018 and 2019 to the Company's Peer Group:

The Company's compensation program seeks to reward an executive officer's current and future expected performance.  Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Company's achievement of corporate milestones and objectives. For 2019, the Company conducted a review of its compensation and, through the Compensation Committee, engaged GGA in the second quarter of 2019 for its recommendation on the Company's compensation practices and the design of a Balanced Scorecard.

In 2019, the Company incurred $40,364 with respect to compensation consulting services provided by GGA.

There is no restriction on Named Executive Officers or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. For the financial year ended December 31, 2019, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary or consulting fee, bonus, and participation in equity compensation arrangements.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Elements of Executive Compensation Program

During 2019, the Company's compensation program consisted of the following elements:

(a) base salary or consulting fees;

(b) performance bonus payments; and

(c) equity participation through the Company's Stock Option Plan.

Component	Objective/Rationale
Base Salary or Consulting Fees

• Forms the basis for attracting talent, and comparing to and remaining competitive with the market.

• Fixed, and used to determine other aspects of the Company's compensation and benefits.

• Established at the beginning of the year.

• To align with the compensation philosophy, base salary levels aim to align with the median of the Peer Group over time, but also taking into account the NEO's performance and tenure in the organization. Base salary levels are also set taking into account the relative size of the Company against its Peer Group.

Component	Objective/Rationale
Performance Bonus Payments (STIP)

• Links pay to corporate and  personal  achievements for the year.

• Year end cash bonuses are not paid unless a threshold level of performance is achieved, with performance benchmarks being specified in a detailed scorecard of corporate and technical performance that contain metrics and weightings that align to the business and that are communicated to executive officers during the particular year.

• Consists of a mix of corporate and technical metrics. Each NEO is measured by the same corporate performance metrics.

Equity Participation (e.g. Stock Option Plan)

• The Company has historically granted long-term incentives in the form of stock options, which vested over a one year and more recently a three year period and have a 5-year term to expiry. Options are granted to reward management for performance on a longer term basis.

• Designed to (i) promote a further alignment of interests between management and shareholders of the Company; (ii) associate a portion of management's compensation with the returns achieved by shareholders of the Company; and (iii) to attract and retain employees with the knowledge, experience and expertise required by the Company.

Other Compensation

• Participation in the Company's employee group benefits plans is provided to each NEO where available.

• There is no pension plan for the NEOs.

• Designed to be competitive overall with equivalent positions in the mining industry.

Base Salary or Consulting Fees

In determining the annual base salary or consulting fee, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:

(a) the particular responsibilities related to the position;

(b) salaries paid by other companies in the mining industry of similar size as the Company, at the same stage of development as the Company, and considered comparable to the Company;

(c) the experience level of the Named Executive Officer;

(d) compensation data provided in a mining industry report produced by GGA; and

(e) the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

The Compensation Committee annually reviews the base salary or consulting fee payable to each NEO or the NEO's management company, respectively, based on the aforementioned criteria to ensure that compensation levels are competitive and fair.

For 2019, annual base salaries for NEOs were as follows:

Named Executive Officer and Position	Base Salary / Consulting Fee ($)
N. Eric Fier - Chief Executive Officer	325,000
Anne Yong - Chief Financial Officer	160,000
Christopher Ritchie - President	275,000
Pierre Beaudoin - Chief Operating Officer	275,000
S. Rosy Fier - VP, Exploration & Technical Services	160,000

Performance Bonus Payments

The performance bonuses are payable in cash or through equity-based compensation, and the amount payable is based on the Compensation Committee's assessment of the Company's performance for the year. Factors considered in determining bonus amounts include individual performance, financial criteria (such as successful financings, project management performance), operational criteria (such as significant mineral property acquisitions and resource growth), results of internal and external economic studies, and the attainment of other corporate milestones.

In determining the award of performance bonuses, including the amounts thereof, the Board of Directors uses its discretion and takes into consideration the Company's annual achievements, applying weightings to determine overall percentage bonuses.

In respect of the 2019 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the Named Executive Officers. In awarding the performance bonuses, the Board considered the achievement of various items per the Company's Balanced Scorecard in 2019:

Corporate Goal	Target	Actual Performance	Comments
Relative Valuation	Outperform 85% of Peer Group	Outperformed 85% of Peer Group	The Company's relative share price performance outperformed 85% of the Peer Group.
Budgeted Expenditures	Within budget	Within budget	Successfully met budgeted expenditure and year-end cash targets.
Completion of Viable Project Financing Plan	End of Year	End of Year	Plan presented to the Board on December 9, 2019 and approved as per schedule.
Listing on TSX	September 30, 2019	August 29, 2019	Successfully listed on TSX on August 29, 2019, one month ahead of schedule.

Technical Goal	Target	Actual Performance	Comments
Project Advancement - Ramp Development (per month)	140 metres	> 200 metres	Achieved greater than 200 metres per month of ramp development.
- Receipt of General Explosives Permit and Water Rights	End of Year	July 2019	Received permits five months ahead of schedule.
Health, Safety & Environmental	2 Lost Time Accidents 2 Reportable Environmental Events	3 Lost Time Accidents 0 Reportable Environmental Events

Regarding health and safety, although lost time accidents were above the Company's target, the Company still achieved a lost time injuries frequency below 1.0 with 0.76 (per 200,000 Maintenance Man Hours).

The Company had a strong environmental record in 2019 with no Reportable Environmental Events.

Resource Growth from September 2018	25% increase in silver equivalent ounces	> 25% increase in silver equivalent ounces	Resource Growth met the target of growing the resource base of the Company by more than 25%.

Equity Participation

The Company provides for equity participation in the Company through its Stock Option Plan. See "Option-based Awards". The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company's prevailing stock option plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company, and compensation policies, including the stock option plan.

Individual grants of stock options are determined by an assessment of the individual's current and expected future performance, level of responsibilities, the importance of the proposed optionee's position and contribution to the Company, and previous option grants and exercise prices.

The Company has a "rolling 10%" Stock Option Plan (the "Option Plan") which was adopted by the Board of Directors on August 24, 2015, and first approved by the shareholders of the Company on June 22, 2016. The Option Plan includes the following provisions:

  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan is 10% of the issued and outstanding Common Shares from time to time.

  The Option Plan is administered by a "Committee" which means the Board of Directors or such committee of the Board of Directors that the Board of Directors has designated to administer the Option Plan (currently the Compensation Committee).

  The exercise price for options granted under the Option Plan will not be less than the "market price" of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX before the date of the option grant) or such other minimum exercise price as may be required or permitted by the TSX.

  Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee's cessation of services to the Company.

  The vesting for each option shall be determined by the Committee at the time that the option is granted, and shall be specified in the option agreement or certificate in respect of the option.

  Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days for optionees engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee's option agreement or certificate; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned clause (a) in respect of any option for a specified period up to the expiry of the option period, subject to any applicable regulatory approvals.

  Options are non-transferable and non-assignable, except by will and by the laws of descent and distribution. During the lifetime of an optionee, the option may be exercised only by the optionee.

  In the event of the death of an optionee while in service to the Company or a related entity of the Company, each outstanding option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate with respect to the option, and (b) the expiry of the option period, but only by the persons to whom the optionee's rights under the option shall pass by the optionee's will or by the laws of descent and distribution.

  If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Company (a "Blackout Period"), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

  The Committee may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Option Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

  If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares (a "Bid"), then the Committee may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the Common Shares tendered by the optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the Common Shares received pursuant to such exercise, including any Common Shares that are not taken up and paid for pursuant to the Bid, may be returned by the optionee to the Company, and the Option shall be reinstated as if it had not been exercised.

  In lieu of exercising an option, the Committee may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, Common Shares equal to the value of the option (or the portion thereof being exercised) by surrender of the option to the Company, together with written notice reflecting such "cashless" exercise. In such event, the optionee shall receive that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the date of the cashless exercise, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the market price on the date of the cashless exercise and the option exercise price. For the purpose of cashless exercises of options, the market price of one Common Share as of a particular cashless exercise date is the volume weighted average trading price of one Common Share on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding such date.

  The Board may in its absolute discretion amend the Option Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee's consent. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Option Plan without shareholder approval:

(a) any amendment pertaining to the vesting provisions of each option;

(b) any amendment to the terms of the Option Plan relating to the effect of termination, cessation of employment, disability or death of an optionee on the right to exercise options;

(c) any amendment as may be necessary or desirable to bring the Option Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed;

(d) any amendment of a "housekeeping" nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e) any amendment with respect to the administration of the Option Plan;

(f) any amendment to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(g) any amendment to the termination provisions of the Option Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h) any amendment to the class of eligible persons that may participate under the Option Plan; and

(i) any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company's shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company.

As the Option Plan is a "rolling percentage plan", the TSX requires the Option Plan to be approved every three years by the shareholders of the Company.  The Option Plan was last approved by the shareholders of the Company at the 2019 annual general meeting.

For the fiscal year ended December 31, 2019, the following option grants were made to the NEOs:

Position	Number of Options Granted	Exercise Price ($)	Grant Date Fair Value of Options ($)(3)	Expiration Date
N. Eric Fier - Chief Executive Officer	125,000(1)	8.21	463,680	04-Sept-24
	125,000(2)	8.24	471,461	19-Dec-24
Anne Yong - Chief Financial Officer	75,000(1)	8.21	278,208	04-Sept-24
	75,000(2)	8.24	282,877	19-Dec-24
Christopher Ritchie - President	100,000(1)	8.21	370,944	04-Sept-24
	100,000(2)	8.24	377,169	19-Dec-24
Pierre Beaudoin - Chief Operating Officer	100,000(1)	8.21	370,944	04-Sept-24
	100,000(2)	8.24	377,169	19-Dec-24
S. Rosy Fier - VP, Exploration & Technical Services	75,000(1)	8.21	278,208	04-Sept-24
	75,000(2)	8.24	282,877	19-Dec-24

(1) Options vest in 25% increments every three months from grant date over a one-year period.

(2) Options vest in 33% increments every year from grant date over a three-year period.

(3) Grant Date Fair Value of Options is based on a Black-Scholes value calculated using the exercise price listed in this table. Additional Black-Scholes weighted average assumptions for these options granted in 2019 include: risk free rate of return of 1.42%; volatility estimate of 58.82%; expected life (years) of 4 years; expected forfeiture rate of 1%; dividend rate of nil; per option value of $3.78. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

As at December 31, 2019, the Option Plan authorized the issuance of 10% of the then issued and outstanding Common Shares (being a total of 10,747,101 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2019, based on there being outstanding options to purchase a total of 8,758,750 Common Shares (representing approximately 8.1% of the then outstanding Common Shares), 1,988,351 additional Common Shares (representing approximately 1.9% of the then outstanding Common Shares) were then available for future option grants under the Option Plan.

Annual Burn Rate

The following table sets out the annual burn rate for the Option Plan which is the number of Common Shares granted annually under the Option Plan, expressed as a percentage of the weighted average number of Common Shares outstanding.

	2019		2018		2017
	(#)	(%)	(#)	(%)	(#)	(%)
Option Plan Burn Rate	2,003,750	2.26%	3,487,500	4.92%	950,000	1.91%

Executive Share Ownership Guidelines

Further to the review conducted by GGA on executive compensation practices at the Company, in March 2020, the Board adopted a guideline requiring the CEO, President, COO and CFO of the Company to meet and maintain minimum share ownership requirements as follows:

  CEO - three times the annual base salary
  President, COO and CFO - two times annual base salary

The required holdings may be satisfied through holdings of Common Shares and/or any securities exchangeable or redeemable into Common Shares. The compliance with the executive share ownership guideline will be assessed at the beginning of each year (the determination date). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and market value based on the closing price of the Company's shares on the TSX on the determination date.

All of the foregoing executive officers have five years from the effective date of the policy to comply.

The table below outlines the current ownership of each of the four executive officers covered by the guidelines

Named Executive Officer	Equity Ownership at December 31, 2019		Total Equity At-Risk(1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares
N. Eric Fier (CEO)	4,010,075	-	$35,168,358	$975,000	Yes
Anne Yong (CFO)	52,834	-	$463,354	$320,000	Yes
Christopher Ritchie (President)	900,000	-	$7,893,000	$550,000	Yes
Pierre Beaudoin (COO)	285,450	-	$2,503,397	$550,000	Yes

(1) Calculated using closing price of $8.77  for the Common Shares on TSX on December 31, 2019.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company's five most recently completed financial years commencing from October 9, 2015 (TSX-V listing date) to December 31, 2019, with the cumulative total return of the S&P/TSX Venture Composite Index and the S&P TSX Composite Index.  Share prices for the graph are based on trading of the Common Shares on the TSX-V until August 28, 2019 and the TSX commencing August 29, 2019.

The Company is considered a mineral exploration company.  The Company's stock performance is largely dependent upon the success of exploration activities, the market price of specific commodities and the financial health of the mining sector in general. As such, compensation for the NEOs during the periods shown in the graph below has been determined in accordance with industry comparables and without specific reference to the trend of the Company's stock performance shown in the graph.

	09-Oct-15	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19
SilverCrest Metals Inc.	$ 100.00	$ 91.43	$ 1,348.57	$ 1,022.86	$ 2,280.00	$ 5,011.43
S&P-TSX Venture Composite Index	$ 100.00	$ 95.18	$ 138.05	$ 154.04	$ 100.89	$ 104.58
S&P-TSX Composite Index	$ 100.00	$ 93.17	$ 109.48	$ 116.07	$ 102.57	$ 122.19

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended December 31, 2019, 2018 and 2017.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Annual incentive plans(3)	Long-term incentive plans	Pension value ($)	All other compen-sation ($)	Total compensation ($)
N. Eric Fier CEO	2019	325,000	Nil	935,141	250,000	Nil	Nil	(4)	1,510,141
	2018	252,500	Nil	765,862	178,750	Nil	Nil	(4)	1,197,112
	2017	200,000	Nil	197,436	40,000	Nil	Nil	(4)	437,436
Anne Yong CFO	2019	135,941	Nil	561,085	100,000	Nil	Nil	(4)	797,026
	2018	80,052	Nil	400,721	72,500	Nil	Nil	(4)	553,273
	2017	94,010	Nil	112,820	32,000	Nil	Nil	(4)	238,830
Christopher Ritchie(5) President	2019	275,000	Nil	748,113	190,000	Nil	Nil	(4)	1,213,113
	2018	250,000	Nil	1,088,370	162,500	Nil	Nil	(4)	1,500,870
Pierre Beaudoin(6) COO	2019	275,000	Nil	748,113	170,000	Nil	Nil	(4)	1,193,113
	2018	42,971	Nil	1,039,675	Nil	Nil	Nil	(4)	1,082,646
S. Rosy Fier(7) VP, Exploration & Technical Services	2019	158,000	Nil	561,085	110,000	Nil	Nil	(4)	829,085
	2018	145,000	Nil	400,721	94,250	Nil	Nil	(4)	639,971
	2017	125,000	Nil	112,820	37,500	Nil	Nil	(4)	275,320

(1) Amounts under this column were paid as remuneration pursuant to an NEO's employment agreement or as a consulting fee to the NEO's management company.  No compensation amounts received by Mr. Fier's management company relate to his director role. For 2018, prior to Mr. Beaudoin's appointment as COO on November 13, 2018, he received $5,435 for his director role.

(2) The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions: exercise price of, $8.23 (2019), $2.20 (2018), and $1.88 (2017); risk free rate of return of 1.42% (2019), 1.68% (2018), and 1.44% (2017); volatility estimate of 58.82% (2019), 75.66% (2018), and 73.94% (2017); expected life (years) of 5 years (2018 - 2017) and 4 years in 2019; expected forfeiture rate of 1%; dividend rate of nil; per option value of $3.78 (2019), $1.48 (2018), and $1.13 (2017).  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

(3) Amounts under this column were paid as a performance bonus to each NEO or the NEO's management company.

(4) The aggregate amount of perquisites and other personal benefits, securities or property paid to each NEO or to the NEO's management company did not exceed the lesser of $50,000 and 10% of each NEO's salary or NEO's management company's consulting fee for the financial year.

(5) Mr. Ritchie was appointed President effective January 1, 2018.

(6) Mr. Beaudoin served as a director of the Company from May 31, 2018 to December 10, 2018, and was appointed COO effective November 13, 2018.

(7) Ms. Fier was appointed VP, Exploration & Technical Services on January 14, 2019. Compensation received by Ms. Fier from January, 1, 2017 to January 14, 2019 is in respect to her services as exploration manager of the Company.

Employment and Consulting Agreements / Termination and Change of Control Benefits

The Company has entered into an employment or consulting agreement with each of its NEOs or the NEO's management company that include termination and change of control provisions.

N. Eric Fier (through Maverick Mining Consultants Inc.)

The Company has a management consulting agreement effective October 1, 2015 (the "Maverick Agreement"), with Maverick Mining Consultants Inc. ("Maverick"), a company wholly-owned by N. Eric Fier, whereby the Company retained Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of Mr. Fier as an executive officer of the Company.  In consideration for the services provided under the Maverick Agreement, the Company agreed to pay consulting fees (as recommended by the Compensation Committee) plus applicable taxes, payable in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time.  The Maverick Agreement is automatically renewable for consecutive one-year terms.

Maverick can terminate the Maverick Agreement by giving three months' written notice to the Company. The Company may terminate the Maverick Agreement with immediate effect upon written notice to Maverick:

(a) in the event of a material breach by Maverick of any of Maverick's obligations; or

(b) for any reason other than a material breach by Maverick, provided that the Company shall pay to Maverick a termination payment equal to one and one-half (1.5) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in respect of the Company's most recently completed financial year.

If the Company undergoes a change of control (as defined in the Maverick Agreement) and either (a) within six months after the date of the change of control, the Company delivers written notice to Maverick terminating the Maverick Agreement, or (b) within three months following the date of change of control, Maverick terminates the Maverick Agreement, then the Company shall pay to Maverick a change of control payment equal to two times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in the respect of the Company's most recently completed financial year.

Employment Agreements with Other NEOs

The Company also has entered into an employment agreement (each a "Senior Executive Agreement") with each of its other NEOs (Anne Yong, Christopher Ritchie, Pierre Beaudoin and S. Rosy Fier) with an indefinite term and provisions (as recommended by the Compensation Committee) regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, the Company may terminate the NEO's employment for cause (as defined in the Senior Executive Agreement) or without cause.  The NEO may terminate the Senior Executive Agreement by giving three months' written notice to the Company.

If the NEO is terminated without cause, or in the event that the NEO leaves the Company within six months of a change of city from which the Company operates, then the Company shall pay the NEO an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 12 months of the then annual base salary plus one month per each year of service up to a maximum of 18 months in the aggregate and, in the case of Ms. Yong and Ms. Fier, six months of the then annual base salary plus one month per each year of service up to a maximum of 12 months in the aggregate;

(ii) the pro rata amount of the previous financial year's annual bonus; and

(iii) the cash equivalent of the Senior Executive's accrued vacation pay.

In the event of termination of the Senior Executive's employment within six months of a change in control (as defined in the Senior Executive Agreement) of the Company (or within three months following the date of change of control by a "hostile party" without the support of the majority of the Board, Mr. Beaudoin terminates the Senior Executive Agreement), the Senior Executive is entitled to receive an amount equal to the aggregate of the following:

(i) in the case of Mr. Ritchie and Mr. Beaudoin, 18 months of the then annual base salary and, in the case of Ms. Yong and Ms. Fier, 12 months of the then annual base salary plus one month per year of service up to a maximum of 18 months in the aggregate;

(ii) the cash equivalent of the NEO's accrued vacation pay;

(iii) pro rata amount of the then current year's cash bonus (to be determined by the Compensation Committee based on specific target criteria for the current year as agreed to by management and the compensation committee); and

(iv) the cash equivalent of one month's vacation pay.

The Senior Executive Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and effective two years and 12 months, respectively, following the termination of the Senior Executive Agreement.

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under the Maverick Agreement and each Senior Executive Agreement assuming the events occurred on December 31, 2019.

NEO	Termination without Cause	Change of Control
N. Eric Fier (Maverick)	$862,500	$1,150,000
Anne Yong	$233,333	$326,667
Christopher Ritchie	$465,000	$625,417
Pierre Beaudoin	$445,000	$605,417
S. Rosy Fier	$243,333	$336,667

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2019 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
N. Eric Fier	425,000(2)	0.16	9-Dec-20	3,659,250	N/A	N/A	N/A
	350,000(2)	2.30	9-Dec-21	2,264,500
	175,000(2)	1.88	4-Aug-22	1,205,750
	175,000(2)	1.94	4-Jan-23	1,195,250
	250,000(2)	3.24	14-Dec-23	1,382,500
	125,000(3)	8.21	04-Sep-24	70,000
	125,000(4)	8.24	19-Dec-24	66,250
Anne Yong	125,000(2)	0.16	9-Dec-20	1,076,250	N/A	N/A	N/A
	100,000(2)	2.30	9-Dec-21	647,000
	100,000(2)	1.88	4-Aug-22	689,000
	100,000(2)	1.94	4-Jan-23	683,000
	125,000(2)	3.24	14-Dec-23	691,250
	75,000(3)	8.21	04-Sep-24	42,000
	75,000(4)	8.24	19-Dec-24	39,750
Christopher Ritchie	500,000(2)	1.84	2-Jan-23	3,465,000	N/A	N/A	N/A
	200,000(2)	3.24	14-Dec-23	1,106,000
	100,000(3)	8.21	04-Sep-24	56,000
	100,000(4)	8.24	19-Dec-24	53,000
Pierre Beaudoin	100,000(2)	2.69	31-May-23	608,000	N/A	N/A	N/A
	200,000(2)	3.30	13-Nov-23	1,094,000
	200,000(2)	3.24	14-Dec-23	1,106,000
	100,000(3)	8.21	04-Sep-24	56,000
	100,000(4)	8.24	19-Dec-24	53,000

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
S. Rosy Fier	150,000(2)	0.16	9-Dec-20	1,291,500	N/A	N/A	N/A
	100,000(2)	2.30	9-Dec-21	647,000
	100,000(2)	1.88	4-Aug-22	689,000
	100,000(2)	1.94	4-Jan-23	683,000
	125,000(2)	3.24	14-Dec-23	691,250
	75,000(3)	8.21	04-Sep-24	42,000
	75,000(4)	8.24	19-Dec-24	39,750

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2019 (based on $8.77 closing price of the Common Shares on the TSX on that date).

(2) As at December 31, 2019, these stock options were fully vested.

(3) As at December 31, 2019, 25% of these stock options had vested, and an additional 75% would vest on each of March 4, 2020, June 4, 2020, and September 4, 2020.

(4) As at December 31, 2019, none of these stock options had vested, and an additional 33% would vest on each of December 19, 2020, December 19, 2021, and December 19, 2022.

Incentive plan awards - value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2019, and the value of non-equity incentive plan compensation (i.e. performance bonuses) earned during the financial year ended December 31, 2019 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
N. Eric Fier	825,438	N/A	250,000
Anne Yong	419,000	N/A	100,000
Christopher Ritchie	836,250	N/A	190,000
Pierre Beaudoin	1,237,250	N/A	170,000
S. Rosy Fier	419,000	N/A	110,000

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Director Compensation

Prior to 2019, the non-executive directors of the Company were primarily compensated by way of stock options and directors' fees.  In 2019, cash settled deferred share units ("DSUs"), as described below, were granted to non-executive directors.

Deferred Share Unit Plan

In December 2019, the Board adopted a Deferred Share Unit Plan (the "DSU Plan"). The objectives of the DSU Plan are to promote a greater alignment of interests between non-executive directors and the shareholders of the Company and to provide a compensation system for non-executive directors that, together with any other compensation mechanism of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible director as the Board deems advisable to provide the eligible director with appropriate equity-based compensation for the services the eligible director renders to the Company.

The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a non-executive director's account. The Board may also determine, in its sole discretion, in connection with each grant of DSUs such other terms and conditions of the DSUs covered by any grant. The award of DSUs to a non-executive director shall be evidence by a written agreement between the Company and the director. Unless otherwise determined by the Board, DSUs vest immediately and a non-executive director's entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

Each DSU granted entitles the recipient to receive cash equal to the current market value of the equivalent number of common shares of the Company. All DSU's granted vest immediately and become payable upon the earliest of (i) the date of voluntary resignation or retirement of the director of the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

In the event that a DSU holder's termination date is concurrent with, or within six months following a change of control, the DSU holder shall receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable equal to the current market value of the equivalent number of common shares of the Company and (b) the product of (i) the price attributed to the shares in connection with the transaction resulting in the change of control (or the fair market value of a share at the time of such transaction as determined by the Board in good faith if no share price was in fact established for purposes of such transaction) multiplied by (ii) the number of DSUs being settled.

Retainer Fees

Further to the recommendation of the Compensation Committee, for the year ended December 31, 2019, standard compensation arrangements for the non-executive directors of the Company were based on the following and payable in cash on a quarterly basis:

Director Compensation
Independent Board Member	$30,000	Annual Retainer
Additional Retainer for Chairman of the Board	$16,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	$6,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	$5,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance and Nominating Committee or Chairman of the Safety, Environmental and Social Sustainability Committee	$4,000	Annual Retainer

Director Share Ownership Guidelines

In March 2020, in support of the Company's goal of aligning directors and shareholder interests, the Board has adopted a director share ownership guideline. The director share ownership guideline is to maintain the amount at three times the annual Independent Board Member retainer. The required holdings may be satisfied through holdings of common shares or outstanding DSUs and each director is required to meet the guideline within the later of five years from the effective date of the director share ownership guideline or of being elected. The compliance with the director share ownership guideline will be assessed at the beginning of each year (the determination date). Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company's shares on the TSX on the determination date.

The table below outlines the current ownership of each of the directors covered by the guidelines.

Name	Equity Ownership at (December 31, 2019)		Total Equity At-Risk (1)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	DSUs
Graham Thody	412,570	7,500	$3,684,014	$90,000	Yes
Ross Glanville	615,859	5,000	$5,444,933	$90,000	Yes
Ani Markova	9,400	5,000	$126,288	$90,000	Yes
Hannes Portmann	29,600	5,000	$303,442	$90,000	Yes
John Wright	289,000	5,000	$ 2,578,380	$90,000	Yes

(1)  Calculated using closing price of $8.77 for the Common Shares on TSX on December 31, 2019.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2019. For directors who are Named Executive Officers, see "Executive Officer Compensation-Summary Compensation Table".

Name	Fees earned ($)	Share-based awards(3) ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total compensation ($)
Ross Glanville	35,000	41,200	139,104	Nil	N/A	Nil	215,304
Ani Markova(1)	17,500	41,200	347,667	Nil	N/A	Nil	406,367
Hannes Portmann(2)	32,333	41,200	139,104	Nil	N/A	Nil	212,637
Graham Thody	52,000	61,800	315,472	Nil	N/A	Nil	299,272
John Wright	34,000	41,200	139,104	Nil	N/A	Nil	214,304

(1) Ms. Markova became a director of the Company on May 30, 2019.

(2) Mr. Portmann became chair of the Safety, Environmental and Social Sustainability Committee on May 30, 2019.

(3) Amounts represent the grant date fair value of DSUs, as determined by the Board at the time of grant and based on the then market price of the common shares of the Company.  The accounting fair value is based on the total number of the DSUs granted times the December 31, 2019 market price of the common shares (based on the $8.77 closing price of the common shares on the TSX on that date).

(4) The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions: exercise price of $6.99; risk free rate of return of 1.31%; volatility estimate of 58.82%; expected life (years) of 4; dividend rate of nil; per option value of $3.20.  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2019 with respect to the directors who are not Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ross O. Glanville	175,000(2)	0.16	9-Dec-20	1,506,750	N/A	N/A	43,850
	100,000(2)	2.30	9-Dec-21	647,000
	50,000(2)	1.88	4-Aug-22	344,500
	50,000(2)	1.94	4-Jan-23	341,500
	75,000(2)	3.24	14-Dec-23	414,750
	37,500(4)	8.21	4-Sep-24	21,000
Ani Markova	100,000(3)	4.54	30-May-24	423,000	N/A	N/A	43,850
	6,250(4)	8.21	4-Sep-24	3,500
	31,250(5)	8.24	19-Dec-24	16,563
Hannes P. Portmann	100,000(2)	3.41	11-Nov-23	536,000	N/A	N/A	43,850
	37,500(2)	3.24	14-Dec-23	207,375
	37,500(4)	8.21	4-Sep-24	21,000
Graham C. Thody	250,000(2)	0.16	9-Dec-20	2,152,500	N/A	N/A	65,775
	150,000(2)	2.30	9-Dec-21	970,500
	75,000(2)	1.88	4-Aug-22	516,750
	75,000(2)	1.94	4-Jan-23	512,250
	100,000(2)	3.24	14-Dec-23	553,000
	50,000(4)	8.21	4-Sep-24	28,000
John H. Wright	100,000(2)	2.55	3-Jan-22	622,000	N/A	N/A	43,850
	50,000(2)	1.88	4-Aug-22	344,500
	50,000(2)	1.94	4-Jan-23	341,500
	75,000(2)	3.24	14-Dec-23	414,750
	37,500(4)	8.21	4-Sep-24	21,000

(1) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2019 (based on $8.77 closing price of the Common Shares on the TSX on that date).

(2) As at December 31, 2019, these stock options were fully vested.

(3) As at December 31, 2019, 50% of these stock options had vested, and an additional 25% vest on each of February 28, 2020 and May 30, 2020.

(4) As at December 31, 2019, 25% of these stock options had vested, and 25% vest on each of March 4, 2020, June 4, 2020, and September 4, 2020.

(5) As at December 31, 2019, none of these stock options had vested, and 33% vest on each of December 19, 2020, December 19, 2021, and December 19, 2022.

(6) The amounts represent the value of outstanding DSUs, which were fully vested upon granting. The DSUs are valued using the closing price of the common shares of the Company on the TSX on December 31, 2019.

Incentive plan awards - value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2019, and the value of non-equity incentive plan compensation earned during the financial year ended December 31, 2019, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ross O. Glanville	246,375	43,850	Nil
Ani Markova	168,750	43,850	Nil
Hannes P. Portmann	381,875	43,850	Nil
Graham C. Thody	322,688	65,775	Nil
John H. Wright	246,375	43,850	Nil

(1) Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

(2) DSUs are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2019.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2019.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,758,750	$1.66	1,988,351(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,758,750		1,988,351

___________________________

(1) Based on the total number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan, being 10% of the issued and outstanding Common Shares from time to time (being 107,471,015 Common Shares as at December 31, 2019).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, except for as disclosed below, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	Nil	Nil
Other	344,076	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER OTHER PROGRAMS
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2019 ($)	Amount Outstanding as at March 31, 2020 ($)	Financially Assisted Securities Purchases During (#)	Security for Indebtedness	Amount Forgiven During 2019 ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Christopher Ritchie(1)	Company	287,995	290,520	Nil	N/A	N/A
Pierre Beaudoin(2)	Company	53,299	53,556	Nil	N/A	N/A

(1) In January, 2018, the Company completed a private placement with Mr. Ritchie whereby the shares were priced at a discount to the market price of the Company's common shares on the day of the issuance.  In October 2019, Mr. Ritchie exercised the warrants associated with the January 2018 private placement. As it was determined that Mr. Ritchie obtained the warrants by virtue of his employment, when Mr. Ritchie exercised the warrants, he incurred a taxable benefit equal to the difference between the share price at the date of exercise and the warrant exercise price. The Company remitted $287,995 on behalf of Mr. Ritchie and recorded a loan receivable for that amount bearing interest at 2% per annum and due on December 31, 2020. As at March 31, 2020, this amount was unpaid and the total loan receivable is equal to $290,520.

(2) In January, 2019, the Company completed a private placement with Mr. Beaudoin whereby the shares were priced at a discount to the market price of the Company's common shares on the day of the issuance.  The discount represented a taxable benefit to Mr. Beaudoin and the Company remitted income taxes of $52,290. As a result, the Company recorded a loan receivable of $52,290 from Mr. Beaudoin which bears interest at 2% per annum. As at March 31, 2020, this amount was unpaid and the total loan receivable is equal to $53,556.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2019, or in any proposed transaction which has materially affected or would materially affect the Company.

On January 11, 2019, the Company completed a non-brokered private placement with the new Chief Operating Officer of the Company (Pierre Beaudoin) in respect of 100,000 units at a price of $2.92 per unit for gross proceeds of $292,000.  Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $4.03 per share until January 11, 2021.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company directly or through their respective management consulting companies.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company's financial statements and management's discussion and analysis for the year ended December 31, 2019, which are available on SEDAR and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company's head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The Board will give appropriate attention to all proper written communications that are submitted by shareholders of the Company. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the attention of the Chair, Board of Directors at auditcommitteechair@silvercrestmetals.com.

DATED as of the 4th day of May, 2020.

BY ORDER OF THE BOARD

"N. Eric Fier"

N. ERIC FIER
Chief Executive Officer

APPENDIX A

SILVERCREST METALS INC.

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

To:  Davidson & Company LLP, Chartered Professional Accountants, Vancouver, British Columbia

and

To:  PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, British Columbia

SilverCrest Metals Inc. (the “Company”) hereby provides notice pursuant to section 4.11 of National Instrument 51-102 (“NI 51-102”) of a change in the auditor of the Company from Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia to PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia and confirms the following:

  At the request of the Company, Davidson & Company LLP, Chartered Professional Accountants (“Davidson”) tendered its resignation as auditor of the Company effective as of December 20, 2019;

  PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”) advised the Company of its agreement to be appointed as successor auditor of the Company effective upon Davidson’s resignation;

  The Board of Directors of the Company has appointed PwC as successor auditor of the Company effective as of December 20, 2019 to fill the vacancy created by the resignation of Davidson and to perform the audit of the annual financial statements of the Company for the financial year ended December 31, 2019;

  There were no modified opinions expressed in the auditor’s reports of Davidson on the annual financial statements of the Company for the financial years ended December 31, 2017 and 2018; and

  In the opinion of the Company, there are no “reportable events” (as that term is defined in NI 51-102).

The Company requests that each of Davidson and PwC review this Notice and provide the Company on or before December 27, 2019 with a letter addressed to the the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador Securities Commissions stating whether it (i) agrees, (ii) disagrees (and the reasons why), or (iii) has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED at Vancouver, British Columbia as of the 20th of December, 2019.

SILVERCREST METALS INC.

Per: “N. Eric Fier”
         N. Eric Fier
         Chief Executive Officer

A-1

DAVIDSON & COMPANY LLP Chartered Professional Accountants

December 20, 2019

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

Manitoba Securities Commission
Suite 500 – 400 St. Mary Avenue
Winnipeg, MB
R3C 4K5

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS
B3J 3J9

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB
T2P 0R4

Saskatchewan Financial Services Commission
Suite 601, 1919 Saskatchewan Drive
Regina, Saskatchewan
S4P 4H2

Service NL
P.O. Box 8700
St. John's, NL
A1B 4J6

PEI Office of the Superintendent of Securities
Consumer, Corporate and Insurance Services Division
Department of Justice and Public Safety
P.O. Box 2000
Charlottetown, PE
C1A 7N8

New Brunswick Securities Commission
85 Charlotte Street, Suite 300
Saint John, NB
E2L 2J2

Dear Sirs / Mesdames

Re: SilverCrest Metals Inc. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated December 20, 2019 and agree with the information contained therein, based upon our knowledge of the information at this date.

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

A-2

Page 2…

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: Toronto Stock Exchange and New York Stock Exchange

A-3

pwc

December 20, 2019

To: British Columbia Securities Commission, Ontario Securities Commission, Manitoba Securities Commission, Nova Scotia Securities Commission, Alberta Securities Commission, Saskatchewan Financial Services Commission, Office of the Superintendent of Securities, Service Newfoundland & Labrador, Office of the Superintendent of Securities, Government of Prince Edward Island and New Brunswick Securities Commission

We have read the statements made by SilverCrest Metals Inc. in the attached copy of change of auditor notice dated December 20, 2019, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated December 20, 2019.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, British Columbia

A-4

APPENDIX B

SILVERCREST METALS INC.
(the "Company")

CORPORATE GOVERNANCE DISCLOSURE

Disclosure Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent	Ross O. Glanville Ani Markova Hannes P. Portmann Graham C. Thody John H. Wright
Disclose the identity of directors who are not independent, and describe the basis for that determination	N. Eric Fier, Chief Executive Officer of the Company

Disclose whether or not a majority of the directors are independent.  If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the six current directors are independent.
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	N. Eric Fier - Goldsource Mines Inc. Ani Markova - Golden Star Resources Ltd. Graham C. Thody - Goldsource Mines Inc. UEX Corporation John H. Wright - Ero Copper Corp. Luminex Resources Corp.

Disclosure Requirements	Comments

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors meet at least twice a year and as many times as may be necessary without any non-independent director or member of management in attendance.  Since January 1, 2019, there have been seven meetings of the independent directors without any non-independent director or member of management in attendance.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Graham C. Thody is the Chairman of the Board and is an independent director.

The role and responsibilities of the Chairman include ensuring that specific responsibilities and functions that are the responsibility and function of outside directors are effectively carried out and the results reported to the Board as appropriate, and monitoring, facilitating and promoting the efficient organization and conduct of the Board function and the independence of the Board in the discharge of its responsibilities.

Disclosure Requirements	Comments
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company's shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. From January 1, 2019 to the date of this Information Circular, there were a total of nine Board meetings, five Audit Committee meetings, three Corporate Governance and Nominating Committee meeting, seven Compensation Committee meetings, and one Safety, Environmental and Social Sustainability Committee meeting. The following table provides details regarding attendance of each existing and proposed director at Board and committee meetings from January 1, 2019 to the date of this Information Circular.

Board of directors
Audit Committee
Corporate Governance & Nominating Committee
Compen-
sation Committee
Safety, Environmental and Social Sustainability Committee
N. Eric Fier
9 of 9
- of -
- of -
- of -
- of -
Ross O. Glanville
9 of 9
2 of 2
3 of 3
7 of 7
- of -
Ani Markova(1)
7 of 7
3 of 3
- of -
- of -
1 of 1
Hannes P. Portmann
9 of 9
5 of 5
3 of 3
7 of 7
1 of 1
Graham C. Thody
9 of 9
5 of 5
- of -
- of -
- of -
John H. Wright
9 of 9
- of -
3 of 3
7 of 7
1 of 1

(1) Ani Markova was appointed a director of the Company on May 30, 2019.

Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities

A copy of the Board's Mandate can be viewed on the Company's website at www.silvercrestmetals.com and is incorporated by reference herein. The following is a summary of the Board's Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associates with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and

Disclosure Requirements	Comments

  the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company's existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Safety, Environment and Social Sustainability Committee, which are governed by their respective charters available on the Company's website.  In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. N. Eric Fier (CEO) is a member of the Board, which has given the Board direct access to information on their areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position

The Board has developed a written position description for the Chairman.

The Board has not developed written position descriptions for the chair of each Board Committee. The chairs of the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee, the Safety, Environmental and Social Sustainability Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged. The committee chairs are required to comply with the requirements of the policies governing the various committees. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclosure Requirements	Comments

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO's role and responsibilities

Although the Company does not currently have a formal written position description for the CEO, the Board's expectations for the role and responsibilities of the CEO include the CEO having the executive responsibility for the day-to-day operations and affairs of the Company, acting as principal spokesperson for the Company, bringing matters identified by the Board Mandate forward for Board approval, leading the Company in carrying out specific financial and business objectives for the Company as may be set by the Board, and keeping the Board informed of the Company's performance and events affecting the Company's business, including opportunities in the marketplace and adverse or positive developments.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors; and

(ii) the nature and operation of the issuer's business

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted; however, the Board will re-assess such needs on an ongoing basis as the Company continues to grow. Orientation and education of new Board members is conducted by meetings between any new Board member and the Chairman and other long-standing Board members to assist any new director in learning about the Company's key assets and about the business in which the Company is involved. In addition, new directors are encouraged to visit and meet with management on a regular basis.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

Given the size of the Company, there is no formal continuing education program in place. The Company relies on the in-depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors. Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company. Directors also visit, from time to time, the Company's Las Chispas Property in Mexico.

Disclosure Requirements	Comments
Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Conduct for its directors, officers and employees. The Code is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.silvercrestmetals.com or may be obtained by requesting a copy from the Chief Executive Officer at the Company's head office. The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Disclosure Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company's Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

The Audit Committee of the Board has also adopted a Whistleblower Policy in order to ensure that a confidential and anonymous process exists whereby persons can express any concerns or complaints about the accuracy, fairness or appropriateness of any of the Company's accounting policies or financial reports, including corporate reporting and disclosure, accounting and auditing controls and procedures, and any violations of applicable legal and regulatory requirements relating to securities compliance and other matters pertaining to fraud against shareholders of the Company, and the actions taken by the Company to remedy such violations.

The Board has also adopted a Disclosure Policy that includes insider trading prohibitions and blackout periods when there is undisclosed material information on the Company.

In addition, the Board has adopted an Anti-Bribery and Anti-Corruption Policy to reiterate that the Company adheres to best practices with respect to anti-corruption behaviour and that it has zero tolerance policy for bribery and corruption by employees, officers, directors, agents, consultants and contractors of the Company. This Policy:

(a) sets out the Company's responsibilities, and those working for it, in observing and upholding the Company's policy on bribery and corruption, and

(b) provides guidance to those working for the Company on how to recognize and deal with bribery and corruption issues.

Pursuant to the Anti-Bribery and Anti-Corruption Policy, the Company will take all appropriate action under the policy to ensure compliance with the policy and applicable laws, rules and regulations, which may include disciplinary action, up to and including termination of employment, and reporting of violations of laws, rules and regulations to appropriate regulatory authorities.

A copy of each of the Whistleblower Policy, the Disclosure Policy, and the Anti-Bribery and Anti-Corruption Policy are available on the Company's website at www.silvercrestmetals.com.

Disclosure Requirements	Comments
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination

The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm's fees and other retention terms.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process

The Corporate Governance and Nominating Committee is currently comprised of three directors, all of whom are independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee is tasked with the following responsibilities:

(a) identifying and recommending qualified individuals for nomination to the Board of Directors;

(b) developing qualification criteria for Board members for recommendation to the Board in accordance with the Company's corporate governance guidelines;

(c) in conjunction with the Chairman (or, if the Chairman is not an independent director, the lead director), assigning Board members to the various committees of the Board; and

(d) reviewing annually or more often if appropriate: (i) committee members' qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board).

Compensation
Describe the process by which the board determines compensation for the issuer's directors and officers

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely, base salary or consulting fees, performance bonus, and the grant of incentive stock options. The committee's compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) to align executives' interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation.

Disclosure Requirements	Comments
The Compensation Committee also reviews, and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer. Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation Committee is currently comprised of three directors, all of whom are independent.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

See above. The Compensation Committee is also tasked with, among other things, the following responsibilities:

(a) monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and non-executive directors; and

(b) reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

Disclosure Requirements	Comments
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Besides the Board's Audit Committee and Compensation Committee, the Board has a Corporate Governance and Nominating Committee and a Safety, Environmental and Social Sustainability Committee.

In addition to the above-mentioned responsibilities regarding director nominations, the Corporate Governance and Nominating Committee is also tasked with:

(a) developing and recommending to the Board corporate governance principles applicable to the Company;

(b) monitoring the Company's overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company's obligations to its shareholders;

(c) in conjunction with the independent chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(d) reviewing the Company's Code of Conduct and recommending any changes to the Board; and

(e) reviewing and reassessing at least annually the adequacy of the Company's corporate governance guidelines and the Corporate Governance Committee's Charter and recommending any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee must also annually review its own performance.

The Corporate Governance and Nominating Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. It has the ability to retain, at the Company's expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

Disclosure Requirements	Comments

The Safety, Environmental and Social Sustainability Committee is tasked with overseeing the Company's performance relating to safety (including occupational health), environmental and social sustainability matters. This Committee's purpose is to assess the effectiveness of the Company's policies and practices in these areas, monitor compliance with applicable laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors and report periodically to the Board. In support of the Company's commitment to a healthy and safe workplace and adhering to best practices in environmental stewardship and socially sustainable exploration, development and operations, this Committee's responsibilities include: monitoring development and implementation of industry leading policies, assessing non-compliance risks and advising on strategies to mitigate such risks, as well as advising on areas of improvements.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee and the Board as a whole both assess the effectiveness of the Board, its committees and individual directors. The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

Disclosure Requirements	Comments
Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believes that:

  longer tenure does not impair a director's ability to act independently of management;
  the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members; and
  regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

The Board of Directors will periodically consider whether term limits or other mechanisms of renewal for the Board of Directors should be adopted and will implement changes when if deemed necessary.

Gender Diversity

Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
 (i) a short summary of its objectives and key provisions,
 (ii) the measures taken to ensure that the policy has been effectively implemented,
 (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
 (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Management and staff of the Company are broadly diversified and, as such, the Company values all races, religions, cultures and genders within our team, as well as the unique ideas, talents, and experiences that each individual brings to the organization.

The Company has not adopted a written policy nor set targets that would bias our corporate culture in favor of the identification and nomination of women to the Board or appointment of women in executive officer positions. It believes that a written policy to set quotas or targets is not the most appropriate manner in which to achieve regulated disclosure of diversity objectives. Overall, The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom.

Directors, executives and senior management are recruited based upon their range of skills, experience and potential contributions to the direction and operation of the Company.

Should a gender diversity policy be deemed appropriate in future, the Company will determine at that time, whether setting specific targets and objectives to achieve diversity is appropriate.

Disclosure Requirements	Comments

Consideration of the Representation of Women in the Director Identification and Selection Process Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Company has not adopted formal quotas and targets and, therefore, does not generally consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. Directors will be recruited and promoted based upon their qualifications, abilities and contributions.  The Board acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. During the nomination process, appropriately skilled women candidates are and will be considered.

Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company does not consider the level of representation of women in executive officer positions when making executive officer appointments. Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.

Disclosure Requirements	Comments

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
 (i) the target, and
 (ii) the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target regarding women on its Board or women in executive officer positions of the Company. In addition, the Company has not adopted specific dates to achieve the above goals as the Board and management will consider director and executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender.

Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Currently one (16.7%) of the Company's six directors is a woman. Currently, two of six (33%) of the Company's executive officers are women.